SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 7, 2005 regarding Long Term Incentive Plan.

Press Release April 6, 2005

Ericsson’s shareholders’ meeting decided on Long Term Incentive Plan 2005 and transfer of own shares

At the Annual General Meeting of Shareholders in Ericsson held today, it was resolved, in accordance with the proposal from the Board, to implement a Long Term Incentive Plan 2005. The Long Term Incentive Plan 2005 (“LTI 2005”) is based upon the same principles as the Stock Purchase Plan 2003, which covered all employees and was supplemented by the Long Term Incentive Plan 2004 for key contributors and senior management. The Annual General Meeting of Shareholders also resolved to transfer own shares.

The LTI 2005 includes up to 39,300,000 shares of series B and comprises of three parts: (i) the Stock Purchase Plan, (ii) the Key Contributor Program and (iii) the Performance Matching Program.

The Stock Purchase Plan covers all employees and allows participants to save up to 7.5 percent of the gross salary during a 12 months period from the implementation of the plan for the purchase of shares of series B. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B free of consideration.

Three categories of employees (key contributors, senior managers and top senior managers) will, in addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, be entitled to additional matching of shares free of consideration within either the Key Contributor Program, covering up to 5,000 key contributors, or the Performance Matching Program, covering up to 170 senior managers and up to 50 top senior managers as follows.

1. Key contributors are entitled to an additional match of one share for each one purchased.

2. Senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

3. Top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

The terms of the additional performance match for senior managers and top senior managers are based on an average annual percentage growth rate in earnings per share (“EPS”) between 1 July 2005 and 30 June 2008, with reported EPS for quarter 3 and quarter 4 2004 plus quarter 1 and quarter 2 2005 as the starting point. Maximum number of matching shares (i.e. four shares and six shares, respectively) will be allocated if the average annual EPS growth is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent. Matching of shares between average annual EPS growth 3 and 15 percent is linear.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board.

In order to implement the Long Term Incentive Plan 2005 the Annual General Meeting of Shareholders also, in accordance with the proposal of the Board, resolved on transfer of own shares in accordance with the following:

Transfer of own shares

No more than 39,300,000 shares of series B may, during the period from November 2005 up to and including November 2008, may be transferred, free of consideration, to employees covered by the terms of the LTI 2005 and to subsidiaries within the Ericsson Group which will be obligated to immediately transfer free of consideration shares to its employees covered by the terms of the LTI 2005. However, of the 39,300,000 shares it will be possible to transfer, prior to the Annual General Meeting of Shareholders in 2006, no more than 7,800,000 shares of series B at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time, registered price interval for the share, in order to cover certain payments, mainly social security payments.

Dilution and costs

In order to implement the LTI 2005, a total of 39,300,000 shares of series B are required, corresponding to approximately 0.25 per cent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to approximately 273 million shares, corresponding to approximately 1.72 per cent of the number of outstanding shares. As per December 31, 2004, Ericsson held 299,715,117 own shares.

Out of the 39,300,000 shares of series B required for the LTI 2005, a total of 31,500,000 shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.20 percent on earnings per share. The dilutive effect of the matching shares, 0.20 percent, is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will, however, be no dilutive effect on earnings per share after full dilution of the 7,800,000 shares, which may be transferred at Stockholmsbörsen as the shares are sold at market value.

The LTI 2005 will generate administration costs, compensation costs and social security costs in the range of SEK 617 million to SEK 1,034 million unevenly distributed over the years 2005 - 2009. Only administration costs of up to approximately SEK 12 million will affect the cash flow. The costs shall be compared with Ericsson’s total remuneration costs, which 2004 amounted to approximately SEK 32 billion, including social security fees.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Peter Olofsson

Media Relations

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

April 7, 2005